Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-198735

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated October 7, 2014. The Goldman Sachs Group, Inc. $ Callable Monthly Index-Linked Range Accrual Notes due

The notes will not pay a fixed coupon and may pay no coupon on an interest payment date. Subject to our redemption right described below, interest, if any, on your notes will be paid monthly on the last calendar day of each month, commencing on the first interest payment date (expected to be November 30, 2014) and ending on the stated maturity date (expected to be October 31, 2029).  The amount of interest that you will be paid on your notes each month, if not previously redeemed, will be based on the number of scheduled trading days (reference dates) on which the closing levels of both the Russell 2000® Index and the EURO STOXX 50® Index are greater than or equal to 75.00% of their respective initial index levels.  To determine your annualized interest rate with respect to each interest payment date, we will divide the number of reference dates in the immediately preceding interest period on which the above condition is met by the total number of reference dates in that interest period.  We will then multiply the resulting fraction by 6.50%.  Your monthly interest payment for each $1,000 face amount of your notes will equal the product of the annualized interest rate times $1,000 times an accrued interest factor determined in accordance with the 30/360 (ISDA) day count convention. Unless the above condition is met on each reference date in an interest period, the interest rate with respect to the next interest payment date will be less than 6.50% per annum, and if it is never met, the interest rate with respect to such interest payment date will be 0%.

We may redeem your notes at 100% of their face amount plus any accrued and unpaid interest on any monthly interest payment date on or after October 31, 2015.

If we do not redeem your notes, on the stated maturity date, we will pay you an amount in cash equal to the face amount of your notes plus accrued and unpaid interest, if any.

Your investment in the notes involves certain risks, including, among other things, our credit risk.  See page S-7.

You should read the additional disclosure herein so that you may better understand the terms and risks of your investment.

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. (GS&Co.) and taking into account our credit spreads) is expected to be between $890 and $950 per $1,000 face amount, which will be less than the original issue price.  The value of your notes at any time will reflect many factors and cannot be predicted; however, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would initially buy or sell notes (if it makes a market, which it is not obligated to do) and the value that GS&Co. will initially use for account statements and otherwise will equal approximately $     per $1,000 face amount, which will exceed the estimated value of your notes as determined by reference to these models.    The amount of the excess will decline on a straight line basis over the period from the trade date through                 .

Original issue date:	expected to be October 31, 2014	Original issue price:	100.00% of the face amount*
Underwriting discount:	% of the face amount	Net proceeds to the issuer:	% of the face amount

*The original issue price will be        % for certain investors; see “Supplemental Plan of Distribution” on page S-40.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.  The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman, Sachs & Co.

Prospectus Supplement No.     dated           , 2014.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this prospectus supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

Goldman Sachs may use this prospectus in the initial sale of the notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this prospectus in a market-making transaction in a note after its initial sale.  Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series D program of The Goldman Sachs Group, Inc. This prospectus includes this prospectus supplement and the accompanying documents listed below. This prospectus supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

•                  Prospectus supplement dated September 15, 2014

•                  Prospectus dated September 15, 2014

The information in this prospectus supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

SUMMARY INFORMATION

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”.  Each of the offered notes, including your notes, has the terms described below and under “Specific Terms of Your Notes” on page S-15.  Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries.  Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, in each case relating to the Medium-Term Notes, Series D of The Goldman Sachs Group, Inc.  References to the “indenture” in this prospectus supplement mean the senior debt indenture, dated July 16, 2008, between The Goldman Sachs Group, Inc. and The Bank of New York Mellon, as trustee.

Key Terms

Issuer:  The Goldman Sachs Group, Inc.

Indices:  the Russell 2000® Index (Bloomberg symbol, “RTY Index”), as published by the Russell Investment Group (“Russell”); the EURO STOXX 50® Index (Bloomberg symbol, “SX5E Index”), as published by STOXX Limited; see “The Indices” on page S-23

Specified currency:  U.S. dollars (“$”)

Face amount:  each note will have a face amount equal to $1,000; $         in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this prospectus supplement

Principal amount:  if your notes are not called, on the stated maturity date we will pay you an amount in cash equal to the outstanding face amount of your notes

Denominations:  $1,000 or integral multiples of $1,000 in excess thereof

Purchase at amount other than face amount: the amount we will pay you for your notes on the stated maturity date or upon any early redemption of your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date or date of early redemption, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected” on page S-9 of this prospectus supplement

Supplemental discussion of U.S. federal income tax consequences:  We expect to treat your notes as variable rate debt instruments for U.S. federal income tax purposes. Under this characterization, it is the opinion of Sidley Austin LLP that you should include the interest payments on the notes in ordinary income at the time you receive or accrue such payments, depending on your regular method of accounting for tax purposes. In addition, any gain or loss you recognize upon the sale, exchange, redemption or maturity of your notes should be capital gain or loss except to the extent of any amount attributable to any accrued but unpaid interest payments on your notes. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion.

Early redemption right:  we have the right to redeem your notes, in whole but not in part, at a price equal to 100% of the face amount plus accrued and unpaid interest to but excluding the applicable interest payment date, on the interest payment date that is expected to fall on October 31, 2015 and on each interest payment date occurring thereafter, subject to ten business days’ prior notice

Interest rate:  the interest rate with respect to any interest payment date will be determined on the immediately preceding interest determination date, based on the closing level of each index on each reference date during the interest period immediately preceding such interest payment date.  The interest rate will be equal to:  the product of (i) 6.50% times (ii) the quotient of (a) the number of reference dates during the applicable interest period when the closing levels of both indices are greater than or equal to their respective trigger levels divided by (b) the number of reference dates in such interest period

Initial index level (to be set on the trade date): with respect to each index, the closing level of such index on the trade date

Trigger level: with respect to each index, 75.00% of its initial index level

Closing level:  with respect to each index, the closing level of such index on any trading day, as further described under “Specific Terms of Your Notes — Special Calculation Provisions — Closing Level” on page S-19

Defeasance: not applicable

No listing:  the offered notes will not be listed or displayed on any securities exchange or interdealer market quotation system

Business day:  as described on page S-19

Trading day:  as described on page S-19

Scheduled trading day:  as described on page S-19

Trade date:  expected to be October 29, 2014

Original issue date (settlement date) (to be set on the trade date): expected to be October 31, 2014

Stated maturity date (to be set on the trade date):  expected to be October 31, 2029, subject to our early redemption right and to adjustment as described under “Specific Terms of Your Notes — Payment of Principal on Stated Maturity Date — Stated Maturity Date” on page S-16

Interest period:  each period from and including each interest determination date (or the original issue date in the case of the initial interest period) to but excluding the next succeeding interest determination date

Interest determination dates:  the day that is the tenth scheduled trading day for both indices prior to each scheduled interest payment date; for the avoidance of doubt, a day that is a scheduled trading day for only one index will not count as one of the ten scheduled trading days for both indices

Interest payment dates (to be set on the trade date):  expected to be the last calendar day of each month, beginning on November 30, 2014, up to and including the stated maturity date, subject to adjustments as described elsewhere in the prospectus supplement

Reference date:  for each interest period, each day that is a scheduled trading day for both indices

Day count convention:  30/360 (ISDA)

Accrued interest factor:  calculated in accordance with the day count convention with respect to each period from and including each interest payment date (or the original issue date, in the case of the first interest payment date) to but excluding the next succeeding interest payment date.

Business day convention:  following unadjusted

Regular record dates:  the scheduled business day immediately preceding each interest payment date

Calculation agent:  Goldman, Sachs & Co.

CUSIP no.:  38147QK96

ISIN no.:  US38147QK968

FDIC:  the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following table and examples are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate (i) the method we will use to determine the interest rate on any given interest payment date based on the closing levels of each index on each reference date in the immediately preceding interest period and (ii) the method we will use to calculate the amount of interest accrued between interest payment dates, assuming all other variables remain constant.

The examples below are based on a range of index levels that are entirely hypothetical; no one can predict what the index level of either index will be on any day throughout the life of your notes and what the interest rate will be on any interest payment date. The indices have been highly volatile in the past — meaning that the index levels have changed substantially in relatively short periods — and their performance cannot be predicted for any future period.

The information in the following examples reflects the method we will use to calculate the interest rate applicable to any interest payment date and the hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, as the case may be, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below such as interest rates, the volatility of the indices and our creditworthiness.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co.) will be less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes” on page S-7 of this prospectus supplement.  The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Face amount	$1,000

Trigger level	with respect to each index, 75.00% of its initial index level

Interest rate	6.50% per annum

The day count convention calculation results in an accrued interest factor of approximately 0.08333

The notes are not called Neither a market disruption event nor a non-trading day occurs on any reference date

No change in or affecting any of the index stocks or the method by which the applicable index sponsor calculates either index

Notes purchased on original issue date at the face amount and held to the stated maturity date

Moreover, we have not yet set the initial index levels that will serve as the baseline for determining the interest payable at each interest payment date. We will not do so until the trade date. As a result, the actual initial index levels may differ substantially from the index levels prior to the trade date. They may also differ substantially from the index levels at the time you purchase your notes.

For these reasons, the actual performance of the indices over the life of your notes, the actual index levels on any reference date, as well as the interest payable, if any, at each interest payment date, may bear little relation to the hypothetical examples shown below or to the historical index levels shown elsewhere in this prospectus supplement. For information about the index levels during recent periods, see “The Indices —Historical Closing Levels of the Indices” on page S-33. Before investing in the notes, you should consult publicly available information to determine the index levels between the date of this prospectus supplement and the date of your purchase of the notes.

The following table and examples illustrate the method we will use to calculate the interest rate with respect to an interest payment date, subject to the key terms and assumptions above.  The numbers in the first column represent the number of reference dates (“N”) during any given interest period for which the closing levels of both indices are greater than or equal to their respective trigger levels.  The levels in the fourth column represent the hypothetical interest amount, as a percentage of the face amount of each note, that would be payable with respect to a given interest period in which the closing levels of both indices are greater than or equal to their respective trigger levels for a given number of reference dates (as specified in the first column).

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.  Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the index stocks.

N* (A)	Assumed number of eligible trading days in an interest period (B)	Fraction (A/B) x 6.50%	Amount of interest to be paid on the related interest payment date (using 30/360 (ISDA) convention)
0	20	0.00000000	0.00%
5	20	0.01625000	0.14%
10	20	0.03250000	0.27%
15	20	0.04875000	0.41%
20	20	0.06500000	0.54%

*  The number of days for which the closing levels of both indices are greater than or equal to their respective trigger levels in a given interest period is subject to numerous adjustments, as described elsewhere in this prospectus supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this prospectus supplement.

We cannot predict the actual closing levels of the indices on any day or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the closing levels of the indices and the market value of your notes at any time prior to the stated maturity date. The actual interest payment, if any, that a holder of the notes will receive at each interest payment date and the rate of return on the offered notes will depend on whether or not the notes are redeemed and the actual initial index levels and the actual trigger levels, which we will set on the trade date, and on the actual closing levels of the indices as determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical examples are based may turn out to be inaccurate. Consequently, the interest amount to be paid in respect of your notes, if any, may be very different from the information reflected in the table and examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus dated September 15, 2014 and in the accompanying prospectus supplement dated September 15, 2014.  You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, of The Goldman Sachs Group, Inc. Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the index stocks, i.e., the stocks comprising the indices to which your notes are linked. You should carefully consider whether the offered notes are suited to your particular circumstances.

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By Goldman, Sachs & Co.) Will Be Less Than the Original Issue Price Of Your Notes

The original issue price for your notes will exceed the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to Goldman, Sachs & Co.’s pricing models and taking into account our credit spreads. Such expected estimated value on the trade date is set forth on the cover of this prospectus supplement; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, our creditworthiness and other relevant factors.  The price at which Goldman, Sachs & Co. would initially buy or sell your notes (if Goldman, Sachs & Co. makes a market, which it is not obligated to do), and the value that Goldman, Sachs & Co. will initially use for account statements and otherwise, will also exceed the estimated value of your notes as determined by reference to these models.  As agreed by Goldman, Sachs & Co. and the distribution participants, the amount of the excess will decline on a straight line basis over the period from the date hereof through the applicable date set forth on the cover.  Thereafter, if Goldman, Sachs & Co. buys or sells your notes it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time.  The price at which Goldman, Sachs & Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed on the front cover of this prospectus supplement, Goldman, Sachs & Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes. These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to Goldman, Sachs & Co. and the amounts Goldman, Sachs & Co. pays to us in connection with your notes. We pay to Goldman, Sachs & Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, Goldman, Sachs & Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If Goldman, Sachs & Co. makes a market in the notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness.

These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that Goldman, Sachs & Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to Goldman, Sachs & Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes (and subject to the declining excess amount described above).

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your notes at any price and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes.  See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer

Although the interest on the notes will be based on the performance of each index, the payment of any amount due on the notes is subject to our credit risk. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market’s view of our creditworthiness.  See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series D Program — How the Notes Rank Against Other Debt” on page S-4 of the accompanying prospectus supplement.

We Are Able to Redeem Your Notes at Our Option

On any monthly interest payment date on or after October 31, 2015, we will be permitted to redeem your notes at our option. Even if we do not exercise our option to redeem your notes, our ability to do so may adversely affect the value of your notes. It is our sole option whether to redeem your notes prior to maturity and we may or may not exercise this option for any reason.  Because of this redemption option, the term of your notes could be anywhere between one and fifteen years.

If the Closing Level of Either Index Is Less Than Its Respective Trigger Level on Any Reference Date in Any Interest Period, the Interest Rate With Respect to the Next Interest Payment Date Will Be Reduced

Because of the formula used to calculate the interest rate applicable to your notes, in the event the closing level of either index on any reference date in any applicable interest period is less than its respective trigger level, the interest rate with respect to the next interest payment date will be reduced. Therefore, if the closing level of either index is less than its respective trigger level for an entire interest period, you will receive no interest on the related interest payment date. In such case, even if you receive some interest payments on some or all of the interest payment dates, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

Assuming circumstances where no interest payment is to be made on your notes, the present value of your notes as of the original issue date will equal the present value of a zero coupon bond with the same maturity and face amount issued by us, in each case discounted using current interest rates and credit spreads based on the discount method used by Goldman, Sachs & Co., which may be different from the methods used by others. On the original issue date such present value is expected to be approximately 51.50% of the face amount of your notes (you should not base any tax characterization of your notes on such present value).

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date. A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•                  the levels of the indices;

•                  the volatility – i.e., the frequency and magnitude of changes – in the closing levels of the indices;

•                  the dividend rates of the index stocks;

•                  economic, financial, legislative, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the indices, and which may affect the closing levels of the indices;

•                  interest rates and yield rates in the market;

•                  the time remaining until your notes mature; and

•                  our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors, and many other factors, will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict the future performance of the indices based on their historical performance. The actual performance of the indices over the life of the offered notes as well as the interest payable on each interest payment date, may bear little or no relation to the historical closing levels of the indices or to the hypothetical examples shown elsewhere in this prospectus supplement.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will Be Negatively Affected

The amount you will be paid for your notes on the stated maturity date or the amount we will pay you upon any early redemption of your notes will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date or date of early redemption will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date or date of early redemption, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

If the Level of the Indices Change, the Market Value of Your Notes May Not Change in the Same Manner

The price of your notes may move differently than the performance of the indices. Changes in the levels of the indices may not result in a comparable change in the market value of your notes. Even if the closing level of each index is greater than or equal to the trigger level during some portion of the life of the notes, the market value of your notes may not increase in the same manner. We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

Anticipated Hedging Activities by Goldman Sachs or Our Distributors May Negatively Impact Investors in the Notes and Cause Our Interests and Those of Our Clients and Counterparties to be Contrary to Those of Investors in the Notes

Goldman Sachs expects to hedge our obligations under the notes by purchasing futures and/or other instruments linked to the indices or constituent indices thereof.  Goldman Sachs also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the indices or the stocks underlying the indices, which we refer to as index stocks, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before any interest determination date for your notes.  Alternatively, Goldman Sachs may hedge all or part of our obligations under the notes with unaffiliated distributors of the notes which we expect will undertake similar market activity. Goldman Sachs may also enter into, adjust and unwind hedging transactions relating to other index-linked notes whose returns are linked to changes in the level of an index or the index stocks.

In addition to entering into such transactions itself, or distributors entering into such transactions, Goldman Sachs may structure such transactions for its clients or counterparties, or otherwise advise or assist clients or counterparties in entering into such transactions.  These activities may be undertaken to achieve a variety of objectives, including:  permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of Goldman Sachs to the notes including any interest in the notes that it reacquires or retains as part of the offering process, through its market-making activities or otherwise; enabling Goldman Sachs to comply with its internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling Goldman Sachs to take directional views as to relevant markets on behalf of itself or its clients or counterparties that are inconsistent with or contrary to the views and objectives of the investors in the notes.

Any of these hedging or other activities may adversely affect the levels of an index — directly or indirectly by affecting the price of the index stocks — and therefore the market value of your notes and the amount we will pay on your notes, if any, at maturity.  In addition, you should expect that these transactions will cause Goldman Sachs or its clients, counterparties or distributors to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes.  Neither Goldman Sachs nor any distributor will have any obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns on hedging or other activities while the value of your notes declines.  In addition, if the distributor from which you purchase notes is to conduct hedging activities in connection with the notes, that distributor may otherwise profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

Goldman Sachs’ Trading and Investment Activities for its Own Account or for its Clients, Could Negatively Impact Investors in the Notes

Goldman Sachs is a global investment banking, securities and investment management firm that provides a wide range of financial services to a substantial and diversified client base that includes corporations, financial institutions, governments and high-net-worth individuals.  As such, it acts as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker and lender.  In those and other capacities, Goldman Sachs purchases, sells or holds a broad array of investments, actively trades securities, derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for its own account or for the accounts of its customers, and will have other direct or indirect interests, in the global fixed income, currency, commodity, equity, bank loan and other markets.  Any of Goldman Sachs’ financial market activities may, individually or in the aggregate, have an adverse effect on the market for your notes, and you should expect that the interests of Goldman Sachs or its clients or counterparties will at times be adverse to those of investors in the notes.

Goldman Sachs regularly offers a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to your notes, or similar or linked to the indices or index stocks.  Investors in the notes should expect that Goldman Sachs will offer securities, financial instruments, and other products that will compete with the notes for liquidity, research coverage or otherwise.

Goldman Sachs’ Market-Making Activities Could Negatively Impact Investors in the Notes

Goldman Sachs actively makes markets in and trades financial instruments for its own account and for the accounts of customers.  These financial instruments include debt and equity securities, currencies, commodities, bank loans, indices, baskets and other products.  Goldman Sachs’ activities include, among other things, executing large block trades and taking long and short positions directly and indirectly, through derivative instruments or otherwise.  The securities and instruments in which Goldman Sachs takes positions, or expects to take positions, include securities and instruments of an index or index stocks, securities and instruments similar to or linked to the foregoing or the currencies in which they are denominated.  Market making is an activity where Goldman Sachs buys and sells on behalf of customers, or for its own account, to satisfy the expected demand of customers.  By its nature, market making involves facilitating transactions among market participants that have differing views of securities and instruments.  As a result, you should expect that Goldman Sachs will take positions that are inconsistent with, or adverse to, the investment objectives of investors in the notes.

If Goldman Sachs becomes a holder of any securities of the indices or index stocks in its capacity as a market-maker or otherwise, any actions that it takes in its capacity as securityholder, including voting or provision of consents, will not necessarily be aligned with, and may be inconsistent with, the interests of investors in the notes.

You Should Expect That Goldman Sachs Personnel Will Take Research Positions, or Otherwise Make Recommendations, Provide Investment Advice or Market Color or Encourage Trading Strategies That Might Negatively Impact Investors in the Notes

Goldman Sachs and its personnel, including its sales and trading, investment research and investment management personnel, regularly make investment recommendations, provide market color or trading ideas, or publish or express independent views in respect of a wide range of markets, issuers, securities and instruments.  They regularly implement, or recommend to clients that they implement, various investment strategies relating to these markets, issuers, securities and instruments.  These strategies include, for example, buying or selling credit protection against a default or other event involving an issuer or financial instrument.  Any of these recommendations and views may be negative with respect to the indices or index stocks or other securities or instruments similar to or linked to the foregoing or result in trading strategies that have a negative impact on the market for any such securities or instruments, particularly in illiquid markets.  In addition, you should expect that personnel in the trading and investing businesses of Goldman Sachs will have or develop independent views of the indices or index stocks, the relevant industry or other market trends, which may not be aligned with the views and objectives of investors in the notes.

Goldman Sachs Regularly Provides Services to, or Otherwise Has Business Relationships with, a Broad Client Base, Which May Include the Sponsors of an Index or the Issuers of the Index Stocks or Other Entities That Are Involved in the Transaction

Goldman Sachs regularly provides financial advisory, investment advisory and transactional services to a substantial and diversified client base, and you should assume that Goldman Sachs will, at present or in the future, provide such services or otherwise engage in transactions with, among others, the sponsors of each index or the issuers of the index stocks, or transact in securities or instruments or with parties that are directly or indirectly related to the foregoing.  These services could include making loans to or equity investments in those companies, providing financial advisory or other investment banking services, or issuing research reports.  You should expect that Goldman Sachs, in providing such services, engaging in such transactions, or acting for its own account, may take actions that have direct or indirect effects on the indices or index stocks, as applicable, and that such actions could be adverse to the interests of investors in the notes.  In addition, in connection with these activities, certain Goldman Sachs personnel may have access to confidential material non-public information about these parties that would not be disclosed to Goldman Sachs employees that were not working on such transactions as Goldman Sachs has established internal information barriers that are designed to preserve the confidentiality of non-public information.  Therefore, any such confidential material non-public information would not be shared with Goldman Sachs employees involved in structuring, selling or making markets in the notes or with investors in the notes.

In this offering, as well as in all other circumstances in which Goldman Sachs receives any fees or other compensation in any form relating to services provided to or transactions with any other party, no accounting, offset or payment in respect of the notes will be required or made; Goldman Sachs will be entitled to retain all such fees and other amounts, and no fees or other compensation payable by any party or indirectly by holders of the notes will be reduced by reason of receipt by Goldman Sachs of any such other fees or other amounts.

The Offering of the Notes May Reduce an Existing Exposure of Goldman Sachs or Facilitate a Transaction or Position That Serves the Objectives of Goldman Sachs or Other Parties

A completed offering may reduce Goldman Sachs’ existing exposure to the indices or index stocks, securities and instruments similar to or linked to the foregoing or the currencies in which they are denominated, including exposure gained through hedging transactions in anticipation of this offering.  An offering of notes will effectively transfer a portion of Goldman Sachs’ exposure (and indirectly transfer the exposure of Goldman Sachs’ hedging or other counterparties) to investors in the notes.

The terms of the offering (including the selection of the indices or index stocks, and the establishment of other transaction terms) may have been selected in order to serve the investment or other objectives of Goldman Sachs or another client or counterparty of Goldman Sachs.  In such a case, Goldman Sachs would typically receive the input of other parties that are involved in or otherwise have an interest in the offering, transactions hedged by the offering, or related transactions.  The incentives of these other parties would normally differ from and in many cases be contrary to those of investors in the notes.

Other Investors in the Notes May Not Have the Same Interests as You

Other investors in the notes are not required to take into account the interests of any other investor in exercising remedies or voting or other rights in their capacity as security holders or in making requests or recommendations to Goldman Sachs as to the establishment of other transaction terms.  The interests of other investors may, in some circumstances, be adverse to your interests.  For example, certain investors may take short positions (directly or indirectly through derivative transactions) on assets that are the same or similar to your notes, index, index stocks or other similar securities, which may adversely impact the market for or value of your notes.

The Policies of an Index Sponsor and Changes that Affect an Index or the Index Stocks Comprising an Index, Could Affect the Amount of Interest Payable on Your Notes and the Market Value of Your Notes

The policies of an applicable index sponsor concerning the calculation of the level of an index, additions, deletions or substitutions of the index stocks comprising such index, and the manner in which changes affecting such index stocks or their issuers, such as stock dividends, reorganizations or mergers, are reflected in such index level, could affect the level of such index and, therefore, the amount of interest payable on your notes on any interest payment date and the market value of your notes before that date. The amount of interest payable on your notes and their market value could also be affected if an index sponsor changes these policies, for example, by changing the manner in which it calculates the index level, or if an index sponsor discontinues or suspends calculation or publication of such index level, in which case it may become difficult to determine the market value of your notes. If events such as these occur, the calculation agent — which initially will be Goldman, Sachs & Co., our affiliate — may determine the applicable index levels on any such date — and thus the amount payable on any interest payment date — in a manner it considers appropriate, in its sole discretion. We describe the discretion that the calculation agent will have in determining the applicable index levels on any trading day, an interest determination date and the amount of interest payable on your notes more fully under “Specific Terms of Your Notes — Discontinuance or Modification of an Index” and “— Role of Calculation Agent” below.

You Have No Shareholder Rights or Rights to Receive Any Index Stock

Investing in your notes will not make you a holder of any of the index stocks.  Neither you nor any other holder or owner of your notes will have any voting rights, any right to receive dividends or other distributions or any other rights with respect to the index stocks.  Your notes will be paid in cash, as will any interest payments, and you will have no right to receive delivery of any index stocks.

Past Index Performance is No Guide to Future Performance

The actual performance of the indices over the life of the notes, as well as the amount payable at maturity, if any, may bear little relation to the historical closing levels of the indices or to the hypothetical return examples set forth elsewhere in this prospectus supplement. We cannot predict the future performance of the indices.

As Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Value of Your Notes and the Amount You May Receive On Any Interest Payment Date

As calculation agent for your notes, Goldman, Sachs & Co. will have discretion in making certain determinations that affect your notes, including determining the closing levels of the indices on any reference date, which we will use to determine the amount, if any, we will pay on any applicable interest payment date; the interest determination dates; and the stated maturity date. The calculation agent also has discretion in making certain adjustments relating to a discontinuation or modification of the indices.  See “Specific Terms of Your Notes — Discontinuance or Modification of an Index” below. The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of your notes and may present Goldman, Sachs & Co. with a conflict of interest. We may change the calculation agent at any time without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes. Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high. As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this prospectus supplement. The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the issue price you paid as provided on the cover of this prospectus supplement.

Your Notes Are Linked to the EURO STOXX 50® Index, Which Is Comprised of Index Stocks That Are Traded in a Foreign Currency But Not Adjusted to Reflect Their U.S. Dollar Value, And, Therefore, the Return on Your Notes Will Not Be Adjusted for Changes in the Foreign Currency Exchange Rate

Your notes are linked to the EURO STOXX 50® Index whose index stocks are traded in a foreign currency but not adjusted to reflect their U.S. dollar value.  The amount payable on your notes will not be adjusted for changes in the euro/U.S. dollar exchange rate.  The amount payable will be based solely upon the overall change in the level of the index.  Changes in foreign currency exchange rates, however, may reflect changes in the economy of the foreign countries in which the index’s component stocks are listed that, in turn, may affect the level of the index.

An Investment in the Offered Notes Is Subject to Risks Associated with Foreign Securities

You should be aware that investments in securities linked to the value of foreign equity securities involve particular risks. The foreign securities markets whose stocks comprise the

EURO STOXX 50® Index may have less liquidity and may be more volatile than U.S. or other securities markets and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Certain Considerations for Insurance Companies and Employee Benefit Plans

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended, which we call “ERISA”, or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the offered notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the offered notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the offered notes. This is discussed in more detail under “Employee Retirement Income Security Act” below.

The Tax Treatment of Your Notes is Uncertain. However, it Would be Reasonable To Treat Your Notes as Variable Rate Debt Instruments for U.S. Federal Income Tax Purposes

The tax treatment of your notes is uncertain. However, it would be reasonable to treat your notes as variable rate debt instruments for U.S. federal income tax purposes and the issuer expects to so treat the notes. Under those rules, you generally will be required to account for interest on the notes in the manner described under “Supplemental Discussion of Federal Income Tax Consequences” below. If you are a secondary purchaser of the notes, the tax consequences to you may be different. Please see “Supplemental Discussion of Federal Income Tax Consequences” below for a more detailed discussion. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

SPECIFIC TERMS OF YOUR NOTES

We refer to the notes we are offering by this prospectus supplement as the “offered notes” or the “notes”. Please note that in this prospectus supplement, references to “The Goldman Sachs Group, Inc.”, “we”, “our” and “us” mean only The Goldman Sachs Group, Inc. and do not include its consolidated subsidiaries. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated September 15, 2014, as supplemented by the accompanying prospectus supplement, dated September 15, 2014, relating to Medium-Term Notes, Series D, of The Goldman Sachs Group, Inc. Please note that in this section entitled “Specific Terms of Your Notes”, references to “holders” mean those who own notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in notes registered in street name or in notes issued in book-entry form through The Depository Trust Company. Please review the special considerations that apply to owners of beneficial interests in the accompanying prospectus, under “Legal Ownership and Book-Entry Issuance”.

The offered notes are part of a series of debt securities, entitled “Medium-Term Notes, Series D”, that we may issue under the indenture from time to time as described in the accompanying prospectus supplement and accompanying prospectus. The offered notes are also “indexed debt securities”, as defined in the accompanying prospectus.

This prospectus supplement summarizes specific financial and other terms that apply to the offered notes, including your notes; terms that apply generally to all Series D medium-term notes are described in “Description of Notes We May Offer” in the accompanying prospectus supplement. The terms described here supplement those described in the accompanying prospectus supplement and the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

In addition to those terms described on the under “Summary Information” in this prospectus supplement, the following terms will apply to your notes:

Specified currency:

•                  U.S. dollars (“$”)

Form of note:

•                  global form only: yes, at DTC

•                  non-global form available: no

Denominations:  each note registered in the name of a holder must have a face amount of $1,000 or integral multiples of $1,000 in excess thereof

Defeasance applies as follows:

•                  full defeasance: no

•                  covenant defeasance: no

Other terms:

•                  the default amount will be payable on any acceleration of the maturity of your notes as described under “— Special Calculation Provisions” below

•                  a business day for your notes will not be the same as a business day for our other Series D medium-term notes, as described under “— Special Calculation Provisions” below

•                  a trading day for your notes will be as described under “— Special Calculation Provisions” below

Please note that the information about the settlement or trade date, issue price, discount or commission and net proceeds to The Goldman Sachs Group, Inc. on the front cover page or elsewhere in this prospectus supplement relates only to the initial issuance and sale of the offered notes. We may decide to sell additional notes on one or more dates after the date of this prospectus supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth on the front cover page or elsewhere in this prospectus supplement.  If you have purchased your notes in a market-making transaction after the initial issuance and sale of the offered notes, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

We describe the terms of your notes in more detail below.

Index, Index Sponsor and Index Stocks

In this prospectus supplement, when we refer to an index, we mean either the Russell 2000® Index or the EURO STOXX 50® Index specified on the front cover page, or any successor index, as each may be modified, replaced or adjusted from time to time as described under “— Discontinuance or Modification of an Index” below.  When we refer to an index sponsor as of any time, we mean the entity, including any successor sponsor, that determines and publishes the applicable index as then in effect.  When we refer to the index stocks as of any time, we mean the stocks that comprise each index as then in effect, after giving effect to any additions, deletions or substitutions.

Payment of Principal on Stated Maturity Date

If your notes are not called, on the stated maturity date we will pay you an amount in cash equal to the outstanding face amount of your notes.

Stated Maturity Date

The stated maturity date is expected to be October 31, 2029, unless that day is not a business day, in which case the stated maturity date will be the next following business day.

Interest Payments

The interest rate with respect to any interest payment date will be determined on the immediately preceding interest determination date, based on the closing level of each index on each reference date during the interest period immediately preceding such interest payment date.  The interest rate will be equal to:  the product of (1) 6.50% times (2) the quotient of (i) the number of reference dates during the applicable interest period when the closing levels of both indices were greater than or equal to their respective trigger levels divided by (ii) the number of reference dates in such interest period.

The trigger level, with respect to each index, is 75.00% of its initial index level.

If the closing level of either index for any reference date during the applicable interest period is less than its trigger level, the interest rate for the applicable interest payment date will be reduced.

If the calculation agent determines that the closing level of either index is not available for any reference date because of the occurrence of a market disruption event, a non-trading day or any other reason (other than as described under “— Discontinuance or Modification of an Index” below), then the closing level of such index for such reference date, and for each consecutive reference date thereafter for which the closing level of such index is not available, will be the closing level of such index on the next reference date for the which the closing level of such index is available. For example, if the closing level of an index is not available on a Monday through Wednesday and the closing level of such index is available on Thursday, then the closing level of such index for Thursday will also be used for each of Monday, Tuesday and Wednesday. However, if the closing level of such  index is not available for more than four consecutive reference dates, then on such fifth consecutive reference date and for each consecutive reference date thereafter for which the closing level of such index is not available, the calculation agent will determine the closing level of such index for each such reference date based on its assessment, made in its sole discretion, of the level of such index at the applicable time on such reference date.

Notwithstanding the previous paragraph, if the calculation agent determines that the closing level of either index is not available on the last reference date in any applicable interest period, then the calculation agent will determine the closing level of such index for such reference date based on its assessment, made in its sole discretion, of the level of the such index at the applicable time on such reference date.

For the avoidance of doubt, the closing level with respect to an index that is not affected by a market disruption event or non-trading day on a reference date shall be the closing level of such index on such reference date. As a result, this could result in the closing level for a reference day with respect to each index being determined on different calendar dates.

The calculation agent will calculate the amount of interest that has accrued on your notes with respect to each interest payment date in the following manner. The calculation agent will calculate the interest rate with respect to such interest payment date as described above and multiply the result by the accrued interest factor and the face amount.

Each interest period will be the period from and including the relevant interest determination date (or the settlement date, in the case of the initial interest period) to but excluding the next succeeding interest determination date.  The accrued interest factor is calculated in accordance with the day count convention with respect to each period from and including each interest payment date (or the original issue date, in the case of the first interest payment date) to but excluding the next succeeding interest payment date.

Interest, if any, will be paid on your notes on each monthly interest payment date, which is expected to be the last calendar day of each month, beginning on November 30, 2014, up to and including the stated maturity date. If an interest payment date would otherwise be a day that is not a business day, the payment due on that interest payment date will be postponed to the next day that is a business day. However, the interest due with respect to such interest payment date shall not accrue from and including such interest payment date to and including the date of payment of such interest as so postponed. If the stated maturity date does not occur on the originally scheduled day, the interest payment date scheduled to occur on that originally scheduled day will instead occur on the postponed stated maturity date. However, interest on your notes will accrue only up to, but excluding, the originally scheduled stated maturity date.

Reference Date

For each interest period, each day that is a scheduled trading day for both indices.

Interest Determination Dates

Each interest determination date will be the day that is the tenth scheduled trading day for both indices prior to the related interest payment date.

Discontinuance or Modification of an Index

If an index sponsor discontinues publication of an index and such index sponsor or anyone else publishes a substitute index that the calculation agent determines is comparable to such index, then the calculation agent will determine the interest payment amount on the relevant interest payment date by reference to the substitute index.  We refer to any substitute index approved by the calculation agent as a successor index.

If the calculation agent determines on a reference date that the publication of an index is discontinued and there is no successor index, the calculation agent will determine the interest payment amount on the related interest payment date by a computation methodology that the calculation agent determines will as closely as reasonably possible replicate such index.

If the calculation agent determines that an index, the index stocks or the method of calculating an index is changed at any time in any respect — including any split or reverse split and any addition, deletion or substitution and any reweighting or rebalancing of an index or of the index stocks and whether the change is made by an index sponsor under its existing policies or following a modification of those policies, is due to the publication of a successor index, is due to events affecting one or more of the index stocks or their issuers or is due to any other reason — and is not otherwise reflected in the level of the index by the index sponsor pursuant to the then-current index methodology of the index, then the calculation agent will be permitted (but not required) to make such adjustments in such index or the method of its calculation as it believes are appropriate to ensure that the levels of such index used to determine the interest payment amount on the related interest payment date is equitable.

All determinations and adjustments to be made by the calculation agent with respect to an index may be made by the calculation agent in its sole discretion.  The calculation agent is not obligated to make any such adjustments.

Default Amount on Acceleration

If an event of default occurs and the maturity of your notes is accelerated, we will pay the default amount in respect of the principal of your notes at the maturity, instead of the amount payable on the stated maturity date as described earlier. We describe the default amount under “— Special Calculation Provisions” below.

For the purpose of determining whether the holders of our Series D medium-term notes, which include your notes, are entitled to take any action under the indenture, we will treat the outstanding face amount of each of your notes as the outstanding principal amount of that note. Although the terms of your notes differ from those of the other Series D medium-term notes, holders of specified percentages in principal amount of all Series D medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the Series D medium-term notes, including your notes, except with respect to certain Series D medium-term notes if the terms of such notes specify that the holders of specified percentages in principal amount of all of such notes must also consent to such action. This action may involve changing some of the terms that apply to the Series D medium-term notes, accelerating the maturity of the Series D medium-term notes after a default or waiving some of our obligations under the indenture. In addition, certain changes to the indenture and the notes that only affect certain debt securities may be made with the approval of holders of a majority in principal amount of such affected debt securities. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer — Default, Remedies and Waiver of Default” and “— Modification of the Debt Indentures and Waiver of Covenants.

Manner of Payment

Any payment on your notes at maturity will be made to an account designated by the holder of your notes and approved by us, or at the office of the trustee in New York City, but only when your notes are surrendered to the trustee at that office. We may pay interest on any interest payment date by check mailed to the person who is the holder on the regular record date. We also may make any payment in accordance with the applicable procedures of the depositary.

Modified Business Day

As described in the accompanying prospectus, any payment on your notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date. For your notes, however, the term business day may have a different meaning than it does for other Series D medium-term notes. We discuss this term under “— Special Calculation Provisions” below.

Role of Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding each index, the interest determination dates, the regular record dates, the reference dates, the interest payable, if any, on each interest payment date, business days, trading days, whether a market disruption event occurs, postponement of an interest payment date or the stated maturity date. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

Please note that Goldman, Sachs & Co., our affiliate, is currently serving as the calculation agent as of the date of this prospectus supplement. We may change the calculation agent for your notes at any time after the date of this prospectus supplement without notice and Goldman, Sachs & Co. may resign as calculation agent at any time upon 60 days’ written notice to Goldman Sachs.

Our Early Redemption Right

We may redeem your notes, at our option, in whole but not in part, on the interest payment date that is expected to fall on October 31, 2015 and on each interest payment date occurring thereafter, for an amount equal to 100% of the face amount plus any accrued and unpaid interest to but excluding such redemption date.

If we choose to exercise our early redemption right described in this prospectus supplement, we will notify the holder of your notes and the trustee by giving ten business days’ prior notice. The day we give the notice, which will be a business day, will be the redemption notice date and the immediately following interest payment date, which we will state in the redemption notice, will be the redemption date. We will not give a redemption notice that results in a redemption date later than the stated maturity date.

If we give the holder a redemption notice, we will redeem the entire outstanding face amount of your notes as follows. On the redemption date,

we will pay to the holder of record on the scheduled business day immediately preceding the redemption date, the redemption price in cash, together with any accrued and unpaid interest to but excluding such redemption date, in the manner described under “Manner of Payment” above.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean a day that is a New York business day as described under “Description of Debt Securities We May Offer — Calculations of Interest on Debt Securities — Business Days” on page 19 in the accompanying prospectus.

Trading Day

When we refer to a trading day with respect to your notes, we mean (i) with respect to the Russell 2000® Index, a day on which the respective principal securities markets for all of the index stocks are open for trading, the index sponsor is open for business and such index is calculated and published by the index sponsor and (ii) with respect to the EURO STOXX 50® Index, a day on which such index is calculated and published by the index sponsor, regardless of whether one or more of the principal securities markets for the index stocks are closed on that day, if the index sponsor publishes the level of such index on that day.  A trading day is a scheduled trading day with respect to an index if, as of the trade date, such index is expected to be calculated and published by the index sponsor and, with respect to the  Russell 2000® Index, the respective principal securities markets for all of its index stocks are scheduled to be open for trading and the index sponsor is scheduled to be open for business.

Closing Level

When we refer to the closing level of the Russell 2000® Index on any trading day, we mean the closing level of that index or any successor index reported by Bloomberg Financial Services, or any successor reporting service we may select, on such trading day for that index.  Currently, whereas the index sponsor publishes the official closing level of the index to six decimal places, Bloomberg Financial Services reports the closing level to fewer decimal places.  As a result, the closing level of the Russell 2000® Index reported by Bloomberg Financial Services may be lower or higher than the official closing level of the Russell 2000® Index published by the index sponsor.

When we refer to the closing level for the EURO STOXX 50® Index on any trading day, we mean the official closing level of the index or any successor index published by the index sponsor on such trading day for such index.

Default Amount

The default amount for your notes on any day (except as provided in the last sentence under “—Default Quotation Period” below), will be an amount in the specified currency for the face amount of your notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all of our payment and other obligations with respect to your notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to your notes. That cost will equal:

•                  the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

•                  the reasonable expenses, including reasonable attorneys’ fees, incurred by the holder of your notes in preparing any documentation necessary for this assumption or undertaking.

During the default quotation period for your notes, which we describe below, the holder and/or we or the calculation agent may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

•                  no quotation of the kind referred to above is obtained, or

•                  every quotation of that kind obtained is objected to within five business days after the day the default amount first becomes due.

If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

In any event, if the default quotation period and the subsequent two business day objection period have not ended before the final interest determination date, then the default amount will equal the principal amount of your notes.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and that is, or whose securities are, rated either:

•                  A-1 or higher by Standard & Poor’s Ratings Services or any successor, or any other comparable rating then used by that rating agency, or

•                  P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Market Disruption Event

With respect to any given trading day, any of the following will be a market disruption event:

•                  a suspension, absence or material limitation of trading in index stocks constituting 20% or more, by weight, of an index on their respective primary markets, in each case for more than two consecutive hours of trading or during the one half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

•                  a suspension, absence or material limitation of trading in option or futures contracts relating to an index or to index stocks constituting 20% or more, by weight, of such index in the respective primary markets for those contracts, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•                  index stocks constituting 20% or more, by weight, of the index, or option or futures contracts, if available, relating to an index or to index stocks constituting 20% or more, by weight, of an index are not trading on what were the respective primary markets for those index stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of The Goldman Sachs Group, Inc. or any of its affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes.  For more information about hedging by The Goldman Sachs Group, Inc. and/or any of its affiliates, see “Use of Proceeds and Hedging” below.

The following events will not be market disruption events:

•                  a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•                  a decision to permanently discontinue trading in option or futures contracts relating to an index or to any index stock.

For this purpose, an “absence of trading” in the primary securities market on which an index stock, or on which option or futures contracts relating to an index or an index stock are traded will not include any time when that market is itself closed for trading under ordinary circumstances.  In contrast, a suspension or limitation of trading in an index stock or in option or futures contracts, if available, relating to an index or an index stock in the primary market for that stock or those contracts, by reason of:

•                  a price change exceeding limits set by that market,

•                  an imbalance of orders relating to that index stock or those contracts, or

•                  a disparity in bid and ask quotes relating to that index stock or those contracts,

will constitute a suspension or material limitation of trading in that stock or those contracts in that market.

As is the case throughout this prospectus supplement, references to the indices in this description of market disruption events includes either index and any successor index as it may be modified, replaced or adjusted from time to time.

USE OF PROCEEDS

We expect to use the net proceeds we receive from the sale of the offered notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds”.

HEDGING

In anticipation of the sale of the offered notes, we and/or our affiliates expect to enter into hedging transactions involving purchases of futures and other instruments linked to either index on or before the trade date.  In addition, from time to time after we issue the offered notes, we and/or our affiliates may enter into additional hedging transactions and to unwind those we have entered into, in connection with the offered notes and perhaps in connection with other index-linked notes we issue, some of which may have returns linked to either index or the index stocks.  Consequently, with regard to your notes, from time to time, we and/or our affiliates:

•                  expect to acquire, or dispose of positions in listed or over-the-counter options, futures or other instruments linked to either index or some or all of the index stocks,

•                  may take or dispose of positions in the securities of the index stock issuers themselves,

•                  may take or dispose of positions in listed or over-the-counter options or other instruments based on indices designed to track the performance of the stock exchanges or other components of the equity markets, and /or

•                  may take short positions in the index stocks or other securities of the kind described above — i.e., we and/or our affiliates may sell securities of the kind that we do not own or that we borrow for delivery to purchaser.

We and/or our affiliates may acquire a long or short position in securities similar to your notes from time to time and may, in our or their sole discretion, hold or resell those securities.

In the future, we and/or our affiliates expect to close out hedge positions relating to the offered notes and perhaps relating to other notes with returns linked to either index or the index stocks.  We expect these steps to involve sales of instruments linked to any index on or shortly before the final interest determination date.  These steps may also involve sales and/or purchases of some or all of the index stocks, or listed or over-the-counter options, futures or other instruments linked to any index, some or all of the index stocks or indices designed to track the performance of the U.S., European, Asian or other stock exchanges or other components of the U.S., European, Asian or other equity markets or other components of such markets.

The hedging activity discussed above may adversely affect the market value of your notes from time to time and the amount we will pay on your notes at maturity.  See “Additional Risk Factors Specific to Your Notes” above for a discussion of these adverse effects.

THE INDICES

The Russell 2000® Index

The Russell 2000® Index is an index calculated, published and disseminated by Russell Investment Group (“Russell”) that measures the composite price performance of stocks of 2,000 companies in the U.S. equity market. It is generally considered to be a “small-cap” index. Additional information about the Russell 2000® Index is available on the following website: http://www.russell.com/Indexes/data/ fact_sheets/us/Russell_2000_Index.asp. We are not incorporating by reference the website or any material it includes in this prospectus supplement.

As of September 22, 2014, the 2,000 companies included in the Russell 2000® Index were divided into nine Russell Global Sectors. The Russell Global Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Consumer Discretionary (13.99%), Consumer Staples (2.82%), Financial Services (24.66%), Health Care (13.71%), Materials & Processing (6.81%), Other Energy (5.49%), Producer Durables (13.73%), Technology (14.54%) and Utilities (4.25%). (Sector designations are determined by the index sponsor using criteria it has selected or developed.  Index sponsors may use very different standards for determining sector designations.  In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ.  As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.)

The index includes approximately 2,000 of the smallest securities that form the Russell 3000® Index. The Russell 3000® Index is comprised of the 3,000 largest companies, or 98% based on market capitalization, of the investable U.S. equity market. The Russell 2000® Index represents approximately 10% of the total market capitalization of the Russell 3000® Index. The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

Selection of Constituent Stocks of the Russell 2000® Index

The Russell 2000® Index is a sub-index of the Russell 3000® Index. To be eligible for inclusion in the Russell 3000® Index, and, consequently, the Russell 2000® Index, a company’s stocks must be listed on the last trading day of May of a given year and Russell must have access to documentation verifying the company’s eligibility for inclusion. Eligible initial public offerings are added to Russell U.S. Indices at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

A company is included in the U.S. equity markets and is eligible for inclusion in the Russell 3000® Index, and consequently, the Russell 2000® Index, if that company incorporates in, has its headquarters in and also trades in the United States.  If a company does not satisfy all of the above criteria, it can still be included in the U.S. equity market if any one of the following home country indicators is in the United States: (i) country of incorporation, (ii) country of headquarters and (iii) country in which the company trades with the highest liquidity (as defined by a two-year average daily dollar trading volume from all exchanges within the country), and the primary location of that company’s assets or its revenue, based on an average of two years of assets or revenues data, is also in the United States. In addition, if there is insufficient information to assign a company to the U.S. equity markets based on its assets or revenue, the company may nonetheless be assigned to the U.S. equity markets if the headquarters of the company is located in the United States or if the headquarters of the company is located in certain “benefit-driven incorporation countries”, or “BDIs”, and that company’s most liquid stock exchange is  in the United States. The BDI countries are Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curaçao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten and Turks and Caicos Islands. ADRs and ADSs are not eligible for inclusion in the Russell 2000® Index.

Exclusions from the Russell 2000® Index

Russell specifically excludes the following companies and securities from the Russell 2000® Index: (i) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights and trust receipts; (ii) royalty trusts, U.S. limited liability companies, closed-end investment companies, business development companies, blank check companies, special-purpose acquisition companies and limited partnerships; (iii) companies with a total market capitalization less than $30 million; (iv) companies with only a small portion of their shares available in the marketplace (companies with 5% or less float); (v) bulletin board, pink sheets or over-the-counter traded securities; and (vi) real estate investment trusts and publicly traded partnerships that generate, or have historically generated, unrelated business taxable income and have not taken steps to block their unrelated business taxable income to equity holders.

Initial List of Eligible Securities

The primary criterion Russell uses to determine the initial list of securities eligible for the Russell 3000® Index and, consequently, the Russell 2000® Index, is total market capitalization, which is calculated by multiplying the total outstanding shares for a company by the market price as of the last trading day in May for those securities being considered at annual reconstitution.  IPOs may be added between constitutions as noted below.  All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on their primary exchange on the last trading day of May of each year to be eligible for inclusion in the Russell 2000® Index. In order to reduce unnecessary turnover, if an existing member’s closing price is less than $1.00 on the last trading day of May, it will be considered eligible if the average of the daily closing prices from their primary exchange during the month of May is equal to or greater than $1.00.

Annual Reconstitution

The Russell 2000® Index is reconstituted annually by Russell to reflect changes in the marketplace. The list of companies is ranked based on total market capitalization on the last trading day in May, with the actual reconstitution effective on the first trading day following the final Friday of June each year, unless the final Friday in June is the 29th or 30th, in which case reconstitution will be effective on the preceding Friday. A full calendar for reconstitution is made available each spring. Changes in the constituents are preannounced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Index Calculation and Capitalization Adjustments

As a capitalization-weighted index, the Russell 2000® Index reflects changes in the capitalization, or market value, of the index stocks relative to the capitalization on a base date. This discussion describes the “price return” calculation of the Russell 2000® Index. The current Russell 2000® Index value is the compounded result of the cumulative daily (or monthly) return percentages, where the starting value of the index is equal to the base value (100) and base date (December 31, 1978). Returns between any two dates can then be derived by dividing the ending period index value (IV1) by the beginning period (IV0) index value, so that the return equals [(IV1 / IV0) –1]*100. The ending period index value, for purposes of calculating the Russell 2000® Index value, on any date is determined by adding the market values of the index stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 2,000 stocks. To calculate the Russell 2000® Index, last sale prices will be used for exchange-traded and NASDAQ stocks. In the event of a market disruption resulting in any index stock price to be unavailable, Russell will generally use the last reported price for such index stock for the purpose of performance calculation.

Constituent stocks of the index are weighted in the Russell 2000® Index by their free-float market capitalization, which is calculated by multiplying the primary closing price by the number of free-float shares. Free-float shares are shares that are available to the public for purchase as determined by Russell. Russell determines shares available to the public for purchase based on information recorded in corporate filings with the Securities and Exchange Commission and other reliable sources in the event of missing or questionable data. Adjustments to shares are reviewed at reconstitution and for major corporate actions such as mergers.  Russell removes the following types of shares from total market capitalization to arrive at free-float market capitalization:

Corporate cross-owned shares — shares of a company in the index that are held by another company that is included in any other Russell index;

Large private and corporate holdings — shares held by an individual, a group of individuals acting together (e.g., the officers/directors group) or another listed corporation (that is not included in the index) if such shareholdings constitute 10% or more of the shares outstanding. Institutional holdings, including investment companies, partnerships, insurance companies, mutual funds, banks or venture capital firms, are not excluded unless the firm has a direct relationship to the company, such as board representation, in which case they are considered strategic holdings and included with the officers/directors group in calculating the 10% threshold;

ESOP or LESOP shares — shares held by employee stock ownership plans and leveraged employee stock ownership plans that comprise 10% or more of a company’s outstanding shares;

Unlisted share classes — classes of common stock that are not traded on a U.S. securities exchange;

Initial public offering lock-ups — shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the index; and

Government holdings — shareholdings listed as “government of”. Shares held by government investment boards and/or investment arms are treated like shares held by large private shareholdings and are excluded if the number of shares is greater than 10% of outstanding shares. Shares held by a government pension plan are considered institutional holdings and will not be excluded.

Corporate Actions Affecting the Index

Russell adjusts the index on a daily basis in response to certain corporate actions and events. Therefore, a company’s membership in the index and its weight in the index can be impacted by these corporate actions. The adjustment is applied based on sources of public information, including press releases and Securities and Exchange Commission filings. Prior to the completion of a corporate action or event, Russell estimates the effective date. Russell will then adjust the anticipated effective date based on public information until the date is considered final. Depending on the time on a given day that an action is determined to be final, Russell will generally either (1) apply the action before the open on the ex-date or (2) apply the action after providing appropriate notice to its clients regarding the impact of the action and the effective date. If Russell has confirmed the completion of a corporate action, scheduled to become effective subsequent to a rebalance, the event may be implemented in conjunction with the rebalance to limit turnover, provided appropriate notice can be given. Russell applies the following methodology guidelines when adjusting the index in response to corporate actions and events:

“No Replacement” Rule — Securities that are deleted from the Index between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Index over the past year will fluctuate according to corporate activity.

Mergers and Acquisitions

Adjustments due to mergers and acquisitions are applied to the index after the action is determined to be final. Deletions due to cash acquisitions may not require delisting confirmation from the exchange, provided all other conditions (regulatory & shareholder) have been achieved.

Between constituents:  When mergers and acquisitions take place between companies that are both constituents of a Russell index, the target company is deleted and its market capitalization simultaneously moves to the acquiring company’s stock. Russell categorizes the surviving entity based on a weighted average of the market value of the two companies prior to the merger using market values as of the day immediately before Russell determines that the action or event is final. Given sufficient market hours after confirmation, Russell effects this action after the close on the last day of trade of the target company.

Between a constituent and a non-constituent:  If the target company is a member of the Russell 2000® Index, it is deleted from the index after Russell determines that the action or event is final. If the acquiring company is a member of the Russell 2000® Index, its shares are adjusted by adding the target company’s market capitalization. If the target company is not a member of a Russell index, Russell will also analyze the transaction to determine whether it constitutes a reverse merger. A reverse merger occurs when the acquiring company is a private, non-publicly traded company or OTC company, and the acquisition results in a transaction whereby a new publicly traded company is created that meets all of the requirements for inclusion in a Russell index based on market capitalization using the opening price on the day after the merger or acquisition is considered final. In such a case, the newly formed entity will be placed in the Russell 2000® Index, if appropriate, and the target company will be simultaneously removed from the Russell 2000® Index, after the close of the market on the day after the merger is considered final. If the event does not qualify as a reverse merger, the target company is deleted after the action is determined to be final.

Reincorporation — Members of a Russell U.S. index, like the Russell 2000® Index, that reincorporate to another country and continue to trade in the United States and companies that reincorporate to the United States during the year are analyzed for assignment by Russell during annual reconstitution. Members that reincorporate in another country and no longer trade in the United States are immediately deleted from the Russell U.S. indices.

Rights Offerings — Rights offered to shareholders are reflected in the index only if the subscription price of the rights is at a discount to the market price. Provided that Russell has been alerted to the rights offer prior to the ex-date, it will adjust the price of the stock for the value of the rights and increased shares according to the terms of the offering before the open on the ex-date. If Russell is unable to provide prior notice, it will delay the price adjustment until the appropriate notice has been given. This treatment applies for both transferable and non-transferable rights. Rights issued as part of a poison pill arrangement or entitlements that give shareholders the right to purchase ineligible securities such as convertible debt are excluded from this treatment.

Spin-offs— Spun-off companies are added to the parent company’s index if the spun-off company meets all the eligibility requirements of the index and its total market capitalization is greater than the market-adjusted total market capitalization of the smallest company in the Russell 3000E™ Index at the latest reconstitution. Spun-off companies are added to the index at the same time as they are spun-off from their parent company, which is on the completion date of the spin-off. The parent company’s market value will be reduced simultaneously on the Russell effective date.

Initial Public Offerings — Eligible initial public offerings are added to the Russell 2000® Index at the end of each calendar quarter based on total market capitalization ranking within the market-adjusted capitalization breaks established at the most recent annual reconstitution, except that fourth quarter IPO additions will be processed after the close on the third Friday of each December.

Once IPO additions have been announced, an IPO may be added to the index prior to the previously announced schedule, if a corporate action has deemed this to be appropriate and notice can be provided (e.g. an index member automatically receives shares via a stock distribution into a projected IPO add).

Tender Offers — A company acquired as a result of a tender offer is removed when (i) the tender offer period completes; (ii) shareholders have validly tendered, not withdrawn, and the shares have been accepted for payment; (iii) all regulatory requirements have been fulfilled; and (iv) the acquiring company is able to finalize the acquisition via a short-form merger, top-up option or other compulsory mechanism. In the case where all the above requirements have been fulfilled except for the acquiring company being able to finalize the acquisition through a compulsory mechanism, Russell will make a share adjustment to the target company’s shares, on a date pre-announced by Russell, in cases where the float-adjusted shares have decreased by 30% or more and the tender offer has fully completed and closed. If the acquiring company is issuing stock as part of the tender offer, the float-adjusted shares of that company will be increased concurrently with the decrease in the target company’s float-adjusted shares.

Delisted and Halted Stocks — When stocks are deleted from the index as a result of exchange de-listing or reconstitution, the price used will be the closing primary exchange price on the day the action is final (t), or the following day (t+1) using the closing OTC bulletin board price. Halted securities are not removed from the index until the time they are actually delisted from the exchange. If a security is halted, it remains in the index at the most recent closing price until the security resumes trading or is officially delisted. If, however, a stock is (i) halted due to financial difficulty/debt or cash flow issues for a period longer than 40 calendar days or (ii) suspended due to exchange listing rules or legal regulatory issues longer than one calendar quarter, Russell will review for removal on a case-by-case basis. Determinations will be made based upon reasonable likelihood of trade resumption and likelihood of residual value returned to equity holders. If removal is deemed appropriate, Russell will remove the stock at zero value at the end of the month. Stocks that are scheduled for changes but are halted or suspended prior to reconstitution will have their scheduled updates postponed and will be monitored for trade resumption. Once trading resumes, the securities changes will be announced and their positions will be updated accordingly.  Usually, notification for these changes will be made on the same day as these changes are made.  If sufficient notice is not possible, the updates will be delayed by one day.  Securities will be removed from the index using the closing price on the primary exchange of the securities.

Shares acquired in a partial acquisition or tender offer will be reviewed at annual reconstitution for inclusion in free float. Shares that are issued as a result of a partial acquisition or tender offer will be reviewed at month-end for inclusion (if greater than 5%). If a partial acquisition or tender offer includes a corporate action impacting all shareholders, Russell will give effect to the mandatory element of the event.

Bankruptcy and Voluntary Liquidations — Companies that file for a Chapter 7 liquidation bankruptcy or have filed a liquidation plan will be removed from the index at the time of the bankruptcy filing (except when shareholder approval is required to finalize the liquidation plan, in which case the company will be removed once shareholder approval has been granted); whereas companies filing for a Chapter 11 reorganization bankruptcy will remain a member of the index, unless the company is de-listed from the primary exchange, in which case normal de-listing rules apply. If a company files for bankruptcy, is delisted and it can be confirmed that it will not trade OTC, Russell may remove the stock at a nominal price of $0.0001.

Stock Distributions — A price adjustment for stock distributions is applied on the ex-date of the distribution. When the number of shares for the distribution is fixed, Russell increases the number of shares on the ex-date. When the number of shares is an undetermined amount based on future earnings and profits, Russell increases the number of shares on the pay-date.

Dividends – Russell includes gross dividends in the daily total return calculation of the index on the basis of their ex-dates. If a dividend is payable in stock and cash and the stock rate cannot be determined by the ex-date, the dividend is treated as all cash. If the number of shares to be issued as a stock dividend is announced subsequently, Russell will give effect to the share change with appropriate notice. Regular cash dividends are reinvested across the index at the close on the dividend ex-date, while special cash dividends are subtracted from the price of the stock before the open on the ex-date.

Updates to Share Capital — Changes to shares outstanding due to buybacks (including Dutch auctions), secondary offerings, merger activity with a non-index member and other potential changes are generally updated at the end of the month in which the change is reflected in vendor-supplied updates. Russell verifies this information using publicly available information filed with the Securities and Exchange Commission. Russell only applies such changes if the aggregate change in the number of shares outstanding is greater than 5%. The float factor determined during the most recent annual reconstitution is applied to this figure, and only the available shares will be added to the index. No such changes are made in June due to the most recent annual reconstitution. Month-end changes in November and December will be processed as one event after the close on the third Friday of each December.

License Agreement

Frank Russell Company doing business as Russell Investment Group (“Russell”) and Goldman Sachs International have entered into a non-exclusive license agreement,  granting The Goldman Sachs Group, Inc. (“GS Group”), in exchange for a fee, permission to use the Russell 2000® Index in connection with the offer and sale of the notes.  GS Group is not affiliated with Russell; the only relationship between Russell and GS Group is the licensing of the use of the Russell 2000® Index (a trademark of Russell) and trademarks relating to the Russell 2000® Index.

GS Group does not accept any responsibility for the calculation, maintenance or publication of the Russell 2000® Index or any successor index.

The notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the Russell 2000® Index to track general stock market performance or a segment of the same. Russell’s publication of the Russell 2000® Index in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the securities upon which the Russell 2000® Index is based. Russell’s only relationship to GS Group is the licensing of certain trademarks and trade names of Russell and of the Russell 2000® Index which is determined, composed and calculated by Russell without regard to GS Group or the notes. Russell is not responsible for and has not reviewed the notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000® Index. Russell has no obligation or liability in connection with the administration, marketing or trading of the notes.

RUSSELL DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN AND RUSSELL SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. RUSSELL MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GS GROUP, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. RUSSELL MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL RUSSELL HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The EURO STOXX 50® Index

The EURO STOXX 50® Index is a capitalization-weighted index of 50 European blue-chip stocks. The 50 stocks included in the EURO STOXX 50® Index trade in Euros, and are incorporated in, and have a primary listing (as determined by STOXX Limited) on an exchange in, one of the following countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain, which we refer to collectively as the Eurozone. The level of the EURO STOXX 50® Index is disseminated on the STOXX Limited website.  STOXX Limited is under no obligation to continue to publish the index and may discontinue publication of it at any time.  Additional information regarding the EURO STOXX 50® Index may be obtained from the STOXX Limited website: http://www.stoxx.com.

The top ten constituent stocks of the EURO STOXX 50® Index as of September 23, 2014, by weight, are: Total S.A. (5.73%), Sanofi (5.19%), Bayer AG (4.53%), Banco Santander S.A. (4.51%), Siemens AG (3.85%), BASF SE (3.42%), Anheuser-Busch InBev N.V. (3.35%), Allianz SE (3.09%), Daimler AG (3.01%) and BNP Paribas S.A. (2.91%); constituent weights may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically.

As of September 23, 2014, the sixteen industry sectors which comprise the EURO STOXX 50® Index represent the following weights in the index: Automobiles & Parts (5.65%), Banks (19.02%), Chemicals (9.60%), Construction & Materials (2.09%), Food & Beverage (4.91%), Health Care (6.11%), Industrial Goods & Services (9.31%), Insurance (7.36%), Media (1.21%), Oil & Gas (9.04%), Personal & Household Goods (5.64%), Real Estate (0.98%), Retail (1.92%), Technology (5.38%), Telecommunications (5.32%) and Utilities (6.45%); industry weightings may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically. Percentages may not sum to 100% due to rounding. Sector designations are determined by the index sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.

As of September 23, 2014, the seven countries which comprise the EURO STOXX 50® Index represent the following weights in the index:

Belgium (3.35%), Finland (1.23%), France (35.59%), Germany (31.38%), Italy (8.10%), Netherlands (7.15%) and Spain (13.21%); country weightings may be found at http://www.stoxx.com/download/indices/factsheets/sx5e_fs.pdf under “Factsheets and Methodologies” and are updated periodically.

EURO STOXX 50® Index Composition

The EURO STOXX 50® Index is composed of 50 index stocks chosen by STOXX Limited from the 19 EURO STOXX regional Supersector indices, which represent the Eurozone portion of the STOXX Europe 600 Supersector indices. STOXX Limited selects index stocks that have, in its view, a high degree of liquidity and represent the largest companies across all market sectors. The 19 supersectors from which stocks are selected for the EURO STOXX 50® Index are Automobiles & Parts, Banks, Basic Resources, Chemicals, Construction & Materials, Financial Services, Food & Beverages, Health Care, Industrial Goods & Services, Insurance, Media, Oil & Gas, Personal & Household Goods, Real Estate, Retail, Technology, Telecommunications, Travel & Leisure and Utilities, although stocks from each of these supersectors are not necessarily included at a given time.

Component Selection

The composition of the EURO STOXX 50® Index is reviewed by STOXX Limited annually in September. Within each of the 19 EURO STOXX regional Supersector indices, the respective index component stocks are ranked by free–float market capitalization. The largest stocks are added to the selection list until the coverage is close to, but still less than, 60% of the free–float market capitalization of the corresponding EURO STOXX Regional Total Market Index Supersector index. If the next highest–ranked stock brings the coverage closer to 60% in absolute terms, then it is also added to the selection list. All remaining stocks that are current EURO STOXX 50® Index components are then added to the selection list. The stocks on the selection list are then ranked by free–float market capitalization. The 40 largest stocks on the selection list are chosen as index components. The remaining 10 stocks are then selected from the largest current stocks ranked between 41 and 60. If the number of index components is still below 50, then the largest remaining stocks on the selection list are added until the EURO STOXX 50® Index contains 50 stocks. In exceptional cases, the STOXX Limited Management Board may make additions and deletions to the selection list.

Ongoing Maintenance of Component Stocks

The component stocks of the EURO STOXX 50® Index are monitored on an ongoing monthly basis for deletion and quarterly basis for addition. Changes to the composition of the EURO STOXX 50® Index due to corporate actions (including mergers and takeovers, spin–offs, sector changes and bankruptcy) are announced immediately, implemented two trading days later and become effective on the next trading day after implementation.

The component stocks of the EURO STOXX 50® Index are subject to a “fast exit” rule. A component stock is deleted if it ranks 75 or below on the monthly selection list and it has been ranked 75 or below for a consecutive period of two months in the monthly selection list. The highest-ranked non-component stock will replace the exiting component stock.  The EURO STOXX 50® Index is also subject to a “fast entry” rule. All stocks on the latest selection lists and initial public offering (IPO) stocks are reviewed for a fast-track addition on a quarterly basis. A stock is added if it qualifies for the latest blue-chip selection list generated at the end of February, May, August or November and if it ranks within the lower buffer (between 1 and 25) on the selection list. If added, the stock replaces the smallest component stock.

A deleted stock is replaced immediately to maintain the fixed number of stocks. The replacement is based on the latest monthly selection list. In the case of a merger or takeover where a component stock is involved, the original component stock is replaced by the new component stock. In the case of a spin-off, if pricing and instrument reference data is available and if the original stock was a component stock, then each spin-off stock qualifies for addition if it lies within the lower buffer (between 1 and 40) on the latest selection list. The largest qualifying spin-off stock replaces the original component stock, while the next qualifying spin-off stock replaces the lowest ranked component stock and likewise for other qualifying spin-off stocks.

The free float factors and outstanding number of shares for each index stock that STOXX Limited uses to calculate the EURO STOXX 50® Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review.  Certain extraordinary adjustments to the free float factors and/or the number of outstanding shares are implemented and made effective more quickly. The timing depends on the magnitude of the change. Each component’s weight is capped at 10% of the EURO STOXX 50® Index’s total free float market capitalization. The free float factor reduces the index stock’s number of shares to the actual amount available on the market. All holdings that are larger than five percent of the total outstanding number of shares and held on a long-term basis are excluded from the index calculation (including, but not limited to, stock owned by the company itself, stock owned by governments, stock owned by certain individuals or families, and restricted shares).

Index Calculation

STOXX Limited calculates the EURO STOXX 50® Index using the “Laspeyres formula,” which measures the aggregate price changes in the index stocks against a fixed base quantity weight. The discussion below describes the “price return” calculation of the EURO STOXX 50® Index.  The formula for calculating the EURO STOXX 50® Index value can be expressed as follows:

EURO STOXX 50® Index	=	Free Float Market Capitalization of the EURO STOXX 50® Index

Divisor

The “free float market capitalization of the EURO STOXX 50® Index” is equal to the sum of the product of the price, the number of shares, the free float factor and the weighting cap factor for each index stock as of the time the EURO STOXX 50® Index is being calculated.  The index stocks trade in euros and thus, no currency conversion is required.  Where any index component stock price is unavailable on any trading day, the index sponsor will generally use the last reported price for such component stock.

In case the investability and tradability of the index and index based products is affected by an upcoming market or company event that is considered significant or “extreme”  by the STOXX Management Board, the following actions or a combination of the following actions are taken. For all such changes a minimum notification period of two full trading days will be observed. The action scope may include but is not limited to:

•                  application of expert judgment for index component pricing data,

•                  adjustment of operational procedures,

•                  postponement of index adjustments,

•                  adjustment of selection lists,

•                  change of weights of index constituents by adjusting the number of shares, free-float factors or weighting cap-factors, or

•                  adjustment of index compositions.

EURO STOXX 50 Divisor

The EURO STOXX 50® Index is calculated using a divisor that helps to maintain the continuity of the index’s value so that corporate actions do not artificially increase or decrease the level of the EURO STOXX 50® Index.

The divisor is calculated by starting with the previous divisor in effect for the EURO STOXX 50® Index (which we call the “original divisor value”) and multiplying it by a fraction, the numerator of which is the previous free float market capitalization of the  EURO STOXX 50® Index, plus or minus the difference between the closing market capitalization of the EURO STOXX 50® Index and the adjusted closing market capitalization of the EURO STOXX 50® Index, and the denominator of which is the previous free float market capitalization of the EURO STOXX 50. The adjusted free float market capitalization is calculated for stocks of companies that have experienced a corporate action of the type described below as of the time the new divisor value is being calculated using the free float market capitalization calculated with adjusted closing prices, the new number of shares, and the new free float factor minus the free float market capitalization calculated with that stock’s original closing price, number of shares, and free float factor, in each case as used in calculating the original divisor value. Errors in divisor calculation are corrected on an intraday basis if discovered on the same day the new divisor is effective. If the error is discovered later, the error is corrected on an intraday basis if feasible and only if the error is considered significant by the STOXX Limited Management Board.

Divisor Adjustments

STOXX Limited adjusts the divisor for the EURO STOXX 50® Index to maintain the continuity of the EURO STOXX 50® Index values across changes due to corporate actions. Changes in weights due to corporate actions are distributed proportionally across all index components and equal an investment into the portfolio. The following is a summary of the adjustments to any index stock made for corporate actions and the effect of such adjustments on the divisor, where shareholders of the index stock will receive “B” new shares for every “A” share held (where applicable) and assuming that the version of the index to which your notes are linked is the price return version.

(1) Special cash dividend:

Adjusted price = closing price – dividend announced by the company * (1-withholding tax if applicable)

Divisor: decreases

(2) Split and reverse split:

Adjusted price = closing price * A / B
New number of shares = old number of shares * B / A
Divisor:  no change

(3) Rights offering:

Adjusted price = (closing price * A + subscription price * B) / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: increases

If the subscription price is not available or if the subscription price is equal to or greater than the closing price on the day before the effective date, then no adjustment is made.

Extremely dilutive rights issues having a share ratio larger or equal to 2000% (BA>20) are treated as follows:

STOXX will announce the deletion of the company from all indices following the standard rules for index replacements if sufficient notice of two trading days before the ex-date can be given.

The company may enter the indices again at the next periodic index review, but only after the new rights issue shares have been listed.

Extremely dilutive rights issues for which two trading days’ notice before the ex-date cannot be given, and all highly dilutive rights issues having a share ratio larger or equal to 200% (BA>2) are treated as follows:

•                  The rights issue shares are included into the indices with a theoretical price on the ex-date;

•                  The rights issue shares must be listed on an eligible stock exchange and tradable starting on the ex-date, otherwise, only a price adjustment is made and the rights are not included;

•                  The rights issue shares will have the same parameters as the parent company;

•                  The rights issue shares will be removed after their first trading day at the close; and

•                  The number of shares and weighting factors will be increased after the new rights issue shares have been listed.

(4) Stock dividend:

Adjusted price = closing price * A / (A + B)
New number of shares = old number of shares * (A + B) / A
Divisor:  no change

(5) Stock dividend from treasury stock if treated as extraordinary dividend:

Adjusted close = close – close * B / (A + B)

Divisor: decreases

(6) Stock dividend of another company:

Adjusted price = (closing price * A – price of other company * B) / A
Divisor:  decreases

(7) Return of capital and share consolidation:

Adjusted price = (closing price – capital return announced by company * (1– withholding tax)) * A / B
New number of shares = old number of shares * B / A
Divisor: decreases

(8) Repurchase of shares / self-tender:

Adjusted price = [(price before tender * old number of shares) – (tender price * number of tendered shares)] / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(9) Spin–off:

Adjusted price = (closing price * A – price of spin–off shares * B) / A
Divisor:  decreases

(10) Combination stock distribution (dividend or split) and rights offering:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A share held; and

If A is not equal to one share, all the following “new number of shares” formulae need to be divided by A.

If rights are applicable after stock distribution (one action applicable to another):

Adjusted price = [closing price * A + subscription price * C * (1 + B / A)] / [(A + B) * (1 + C / A)]

New number of shares = old number of shares * [(A + B) * (1 + C / A)] / A

Divisor: increases

If stock distribution is applicable after rights (one action applicable to other):

Adjusted price = (closing price * A + subscription price * C) / ((A + C) * (1 + B / A))

New number of shares = old number of shares * ((A + C) * (1 + B / A))

Divisor: increases

Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price * A + subscription price * C) / (A + B + C)

New number of shares = old number of shares * (A + B + C) / A

Divisor: increases

(11)  Addition/deletion of a company

No price adjustments are made.  The net change in market capitalization determines the divisor adjustment.

(12) Free float and shares changes

No price adjustments are made.  The change in market capitalization determines the divisor adjustment.

License Agreement between STOXX Limited and Goldman Sachs

The EURO STOXX 50® Index is the intellectual property of (including registered trademarks) STOXX Limited and/or its licensors (collectively, the “Licensors”). The license agreement between the Licensors and Goldman Sachs International provides that the following language must be set forth in this prospectus supplement:

The Licensors have no relationship to The Goldman Sachs Group, Inc. (“GS Group”), other than the licensing the EURO STOXX 50® Index and the related trademarks for use in connection with the notes.

The Licensors do not:

•    Sponsor, endorse, sell or promote the notes.

•    Recommend that any person invest in the notes or any other securities.

•    Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the notes.

•    Have any responsibility or liability for the administration, management or marketing of the notes.

•    Consider the needs of the notes or the owners of the notes in determining, composing or calculating the EURO STOXX 50® Index or have any obligation to do so.

The Licensors will not have any liability in connection with the notes. Specifically,

•    The Licensors do not make any warranty, express or implied and disclaim any and all warranty about:

o      The results to be obtained by the notes, the owner of the notes or any other person in connection with the use of the EURO STOXX 50® Index and the data included in the EURO STOXX 50® Index;

o      The accuracy or completeness of the EURO STOXX 50® Index and its data;

o      The merchantability and the fitness for a particular purpose or use of the EURO STOXX 50® Index and its data;

•    The Licensors will have no liability for any errors, omissions or interruptions in the EURO STOXX 50® Index or its data; and

•    Under no circumstances will the Licensors be liable for any lost profits or indirect, punitive,

special or consequential damages or losses, even if the Licensors know that they might occur.

The licensing agreement between Goldman Sachs International and the Licensors is solely for their benefit, and the benefit of certain affiliates of Goldman Sachs International, and not for the benefit of the owners of the notes or any other third parties.

Historical Closing Levels of the Indices

The closing levels of the indices have fluctuated in the past and may, in the future, experience significant fluctuations.  Any historical upward or downward trend in the closing level of either index during the period shown below is not an indication that such index is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical closing levels of an index as an indication of the future performance of an index.  We cannot give you any assurance that the future performance of either index or the index stocks will result in your receiving any interest payment on any interest payment date.

Neither we nor any of our affiliates make any representation to you as to the performance of the indices.  Before investing in the offered notes, you should consult publicly available information to determine the relevant index levels between the date of this prospectus supplement and the date of your purchase of the offered notes.  The actual performance of an index over the life of the offered notes may bear little relation to the historical levels shown below.

The graphs below show the daily historical closing levels of each index from October 6, 2004 through October 6, 2014. We obtained the closing levels in the graphs below from Bloomberg Financial Services, without independent verification.  Although the official closing levels of the Russell 2000® Index are published to six decimal places by the index sponsor, Bloomberg Financial Services reports the levels of the Russell 2000® Index to fewer decimal places.

SUPPLEMENTAL DISCUSSION OF FEDERAL INCOME TAX CONSEQUENCES

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin LLP, counsel to The Goldman Sachs Group, Inc.  It applies to you only if you hold your notes as a capital asset for tax purposes.  This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•                  a dealer in securities or currencies;

•                  a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•                  a bank;

•                  a life insurance company;

•                  a tax-exempt organization;

•                  a partnership;

•                  a person that owns the notes as a hedge or that is hedged against interest rate risks;

•                  a person that owns the notes as part of a straddle or conversion transaction for tax purposes; or

•                  a United States holder whose functional currency for tax purposes is not the U.S. dollar.

This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect.  These laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax, and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This subsection describes the tax consequences to a United States holder.  You are a United States holder if you are a beneficial owner of notes and you are:

•                  a citizen or resident of the United States;

•                  a domestic corporation;

•                  an estate whose income is subject to U.S. federal income tax regardless of its source; or

•                  a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If you are not a United States holder, this section does not apply to you and you should refer to “— United States Alien Holders” below.

Tax Treatment. The tax treatment of your notes is uncertain. The tax treatment of your notes will depend upon whether the notes are properly treated as variable rate debt instruments or contingent payment debt instruments.  This in turn depends in part upon whether it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term.  Based on current market conditions and the terms of the notes, we expect to take the position that it is not reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term.  We accordingly expect to treat your notes as variable rate debt instruments for U.S. federal income tax purposes.

Based on market conditions on the trade date, we may take the position that it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term.  In this case, we would treat your notes as contingent payment debt instruments, as discussed below under “Alternative Treatments”.  We will make a final determination as to the manner in which we intend to treat the notes on the trade date based on market conditions in effect at such time.  The final disclosure statement will set forth the manner in which we intend to treat the notes for tax purposes.  Except as otherwise noted below under “Alternative Treatments”, the discussion below assumes that the notes will be treated as variable rate debt instruments for tax purposes.

Our determination that it is not reasonably expected that the return on your notes during the first half of the notes’ term will be significantly greater or less than the return on your notes during the second half of the notes’ term is made solely for U.S. federal income tax purposes, and is not a prediction or guarantee as to whether the return on the notes during the first half of the notes’ term will or will not be significantly greater or less than the return on the notes during the second half of the notes’ term.

You will generally recognize gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the amount of cash you receive at such time (other than amounts representing accrued and unpaid interest, which will be taxable as such) and your adjusted basis in your notes.  See the discussion under “United States Taxation — Taxation of Debt Securities — United States Holders — Purchase, Sale and Retirement of the Debt Securities” in the accompanying prospectus for more information.  In addition, capital gain of a non-corporate United States holder is generally taxed at a maximum rate of 20% where the holder has a holding period greater than one year.

If you purchase the notes at a discount to the principal amount of the notes, you may be subject to the rules governing market discount as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Market Discount” in the accompanying prospectus. If you purchase the notes at a premium to the principal amount of the notes, you will be subject to the rules governing premium as described under “United States Taxation — Taxation of Debt Securities — United States Holders — Debt Securities Purchased at a Premium” in the accompanying prospectus.

Alternative Treatments. If it is determined that it is reasonably expected that the return on the notes during the first half of the notes’ term will be significantly greater or less than the return on the notes during the second half of the notes’ term, the notes should be treated as a debt instrument subject to special rules governing contingent payment debt instruments for U.S. federal income tax purposes. If the notes are so treated, you would be required to accrue interest income over the term of your notes based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your notes. In addition, you would be required to construct a projected payment schedule for the notes and you would make a “positive adjustment” to the extent of any excess of an actual payment over the corresponding projected payment under the notes, and you would make a “negative adjustment” to the extent of the excess of any projected payment over the corresponding actual payment under the notes. You would recognize gain or loss upon the sale, exchange, redemption or maturity of your notes in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted tax basis in your notes. Any gain you recognize upon the sale, exchange, redemption or maturity of your notes would be treated as ordinary income and any loss recognized by you at such time would be treated as ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your notes, and thereafter, would be capital loss.

It is also possible that the Internal Revenue Service could determine that the notes should be subject to special rules for notes that provide for alternative payment schedules if one of such schedules is significantly more likely than not to occur.  If your notes are subject to those rules, you would generally be required to include the stated interest on your notes in income as it accrues even if you are otherwise subject to the cash basis method of accounting for tax purposes.  The rules for notes that provide alternative payment schedules if one of such schedules is significantly more likely than not to occur are discussed under “United States Taxation—United States Holders—Original Issue Discount—Debt Securities Subject to Contingencies Including Optional Redemption” in the accompanying prospectus.

You should consult your tax advisor as to the possible alternative treatments in respect of the notes.

United States Alien Holders

If you are a United States alien holder, please see the discussion under “United States Taxation —Taxation of Debt Securities — United States Alien Holders” in the accompanying prospectus for a description of the tax consequences relevant to you.  You are a United States alien holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•                  a nonresident alien individual;

•                  a foreign corporation; or

•                  an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to FATCA withholding. However, according to final Treasury regulations, the withholding tax described above will not apply to payments of gross proceeds from the sale, exchange, redemption or other disposition of the notes made before January 1, 2017.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the U.S. Internal Revenue Code of 1986, as amended (the “Code”), prohibit certain transactions (“prohibited transactions”) involving the assets of an employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (including individual retirement accounts, Keogh plans and other plans described in Section 4975(e)(1) of the Code) (a “Plan”) and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Code) with respect to the Plan; governmental plans may be subject to similar prohibitions unless an exemption applies to the transaction. The assets of a Plan may include assets held in the general account of an insurance company that are deemed “plan assets” under ERISA or assets of certain investment vehicles in which the Plan invests. Each of The Goldman Sachs Group, Inc. and certain of its affiliates may be considered a “party in interest” or a “disqualified person” with respect to many Plans, and, accordingly, prohibited transactions may arise if the notes are acquired by or on behalf of a Plan unless those notes are acquired and held pursuant to an available exemption. In general, available exemptions are: transactions effected on behalf of that Plan by a “qualified professional asset manager” (prohibited transaction exemption 84-14) or an “in-house asset manager” (prohibited transaction exemption 96-23), transactions involving insurance company general accounts (prohibited transaction exemption 95-60), transactions involving insurance company pooled separate accounts (prohibited transaction exemption 90-1), transactions involving bank collective investment funds (prohibited transaction exemption 91-38) and transactions with service providers under Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code where the Plan receives no less and pays no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code). The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) the plan will receive no less and pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA and Section 4975(f)(10) of the Code) in connection with the purchase and holding of the notes, (b) none of the purchase, holding or disposition of the notes or the exercise of any rights related to the notes will result in a nonexempt prohibited transaction under ERISA or the Code (or, with respect to a governmental plan, under any similar applicable law or regulation), and (c) neither The Goldman Sachs Group, Inc. nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) or, with respect to a governmental plan, under any similar applicable law or regulation) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or as a result of any exercise by The Goldman Sachs Group, Inc. or any of its affiliates of any rights in connection with the notes, and no advice provided by The Goldman Sachs Group, Inc. or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

If you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh plan), and propose to invest in the notes, you should consult your legal counsel.

SUPPLEMENTAL PLAN OF DISTRIBUTION

The Goldman Sachs Group, Inc. expects to agree to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. expects to agree to purchase from The Goldman Sachs Group, Inc., the aggregate face amount of the offered notes specified on the front cover of this prospectus supplement.  Goldman, Sachs & Co. proposes initially to offer the notes to the public at the original issue prices set forth on the cover page of this prospectus supplement, and to certain securities dealers at such prices less a concession not in excess of        % of the face amount. The original issue price for notes purchased by certain fee-based advisory accounts will be           % of the face amount of the notes, which will reduce the underwriting discount specified on the cover of this prospectus supplement with respect to such notes to             %.

In the future, Goldman, Sachs & Co. or other affiliates of The Goldman Sachs Group, Inc. may repurchase and resell the offered notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. The Goldman Sachs Group, Inc. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $           .  For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

We expect to deliver the notes against payment therefor in New York, New York on October 31, 2014, which is expected to be the second scheduled business day following the date of this prospectus supplement and of the pricing of the notes.

We have been advised by Goldman, Sachs & Co. that it intends to make a market in the notes. However, neither Goldman, Sachs & Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) an offer of the offered notes which are the subject of the offering contemplated by this prospectus supplement in relation thereto may not be made to the public in that Relevant Member State except that, with effect from and including the Relevant Implementation Date, an offer of such offered notes may be made to the public in that Relevant Member State:

(a) at any time to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) at any time to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the relevant dealer or dealers nominated by the Issuer for any such offer; or

(c) at any time in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of offered notes shall require the Issuer or any dealer to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression Prospectus Directive means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Goldman, Sachs & Co. has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the offered notes in circumstances in which Section 21(1) of the FSMA does not apply to The Goldman Sachs Group, Inc.; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

No advertisement, invitation or document relating to the notes may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), if such advertisement, invitation or document is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the offered notes which are or are intended to be disposed of only to persons outside of Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

The offered notes have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) or the FIEA. The offered notes may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

This prospectus supplement, along with the accompanying prospectus supplement and prospectus have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the offered notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 274A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)), (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferred except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) as specified in Section 276(7) of the SFA, or (5) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the offered notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the offered notes under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this prospectus supplement, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this prospectus supplement, the accompanying prospectus supplement the accompanying prospectus is current only as of the respective dates of such documents.

Prospectus Supplement

		$ The Goldman Sachs Group, Inc. Callable Monthly Index-Linked Range Accrual Notes due Goldman, Sachs & Co.
Summary Information	S-2
Hypothetical Examples	S-5
Additional Risk Factors Specific to Your Notes	S-7
Specific Terms of Your Notes	S-15
Use of Proceeds	S-22
Hedging	S-22
The Indices	S-23
Supplemental Discussion of Federal Income Tax Consequences	S-36
Employee Retirement Income Security Act	S-39
Supplemental Plan of Distribution	S-40

Prospectus Supplement dated September 15, 2014

Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-19
United States Taxation	S-22
Employee Retirement Income Security Act	S-23
Supplemental Plan of Distribution	S-24
Validity of the Notes	S-26

Prospectus dated September 15, 2014

Available Information	2
Prospectus Summary	4
Use of Proceeds	8
Description of Debt Securities We May Offer	9
Description of Warrants We May Offer	39
Description of Purchase Contracts We May Offer	56
Description of Units We May Offer	61
Description of Preferred Stock We May Offer	67
Description of Capital Stock of The Goldman Sachs Group, Inc.	75
Legal Ownership and Book-Entry Issuance	80
Considerations Relating to Floating Rate Securities	85
Considerations Relating to Indexed Securities	87
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	88
United States Taxation	91
Plan of Distribution	114
Conflicts of Interest	117
Employee Retirement Income Security Act	118
Validity of the Securities	119
Experts	119
Review of Unaudited Condensed Consolidated Financial Statements by Independent Registered Public Accounting Firm	120
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	120